 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

As previously disclosed, Bit Brother Limited (the “Company”), a British Virgin Islands company, received a notice from the Nasdaq Stock Market (“Nasdaq”) on January 30, 2024 notifying the Company that the Nasdaq Staff had determined to delist the Company’s securities from Nasdaq in accordance with its authority under Nasdaq Listing Rule 5101. On February 27, 2024, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination.

On March 5, 2024, the Company received a notice from the Panel stating that it has determined to delist and suspend trading of the Company’s securities from the Nasdaq, effective at the open of trading on March 7, 2024. As a result of the Panel’s determination, the Company’s ordinary shares will begin trading on the OTC Pink marketplace under the symbol “BETSF” at the open of trading on March 7, 2024.

The Company has a right to a review of the Panel’s determination and the Company is currently evaluating all available options to preserve shareholder value and whether or not to appeal the determination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2024

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

2